Exhibit 99.4

BYE-LAWS OF

GOLD RESERVE LTD.

Adopted on 30 September 2024

TABLE OF CONTENTS

BYE-LAW PAGE

INTERPRETATION 5

1.           DEFINITIONS 5

SHARES 7

2.	POWER TO ISSUE SHARES 7
3.	POWER OF THE COMPANY TO PURCHASE ITS SHARES 7
4.	RIGHTS ATTACHING TO SHARES 8

5.           SHARE CERTIFICATES 8

6.	FRACTIONAL SHARES 9

REGISTRATION OF SHARES 9

7.	REGISTER OF SHAREHOLDERS 9
8.	REGISTERED HOLDER ABSOLUTE OWNER 10
9.	TRANSFER OF REGISTERED SHARES 10

10.        TRANSMISSION OF REGISTERED SHARES 10

ALTERATION OF SHARE CAPITAL 11

11.	POWER TO ALTER CAPITAL 11
12.	VARIATION OF RIGHTS ATTACHING TO SHARES 12

DIVIDENDS AND CAPITALISATION 12

13.        DIVIDENDS AND OTHER PAYMENTS 12

14.	POWER TO SET ASIDE PROFITS 12
15.	METHOD OF PAYMENT 13

16.        CAPITALISATION 13

MEETINGS OF SHAREHOLDERS 13

17.	ANNUAL GENERAL MEETINGS 13
18.	SPECIAL GENERAL MEETINGS 14
19.	REQUISITIONED GENERAL MEETINGS 14
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20.	NOTICE 14
21.	GIVING NOTICE AND ACCESS 14
22.	POSTPONEMENT OF GENERAL MEETING 15

23.        ELECTRONIC PARTICIPATION IN MEETINGS 15

24.	QUORUM AT GENERAL MEETINGS 15
25.	CHAIRMAN TO PRESIDE AT GENERAL MEETINGS 16
26.	VOTING ON RESOLUTIONS 16

27.        POWER TO DEMAND A VOTE ON A POLL 17

28.	VOTING BY JOINT HOLDERS OF SHARES 18
29.	INSTRUMENT OF PROXY 18
30.	REPRESENTATION OF CORPORATE SHAREHOLDER 19

31.        ADJOURNMENT OF GENERAL MEETING 19

32.	WRITTEN RESOLUTIONS 19
33.	PERSONS ENTITLED TO BE PRESENT AT GENERAL MEETINGS 20

DIRECTORS AND OFFICERS 20

34.	ELECTION OF DIRECTORS 20
35.	NUMBER OF DIRECTORS 20
36.	TERM OF OFFICE OF DIRECTORS 21
37.	REMOVAL OF DIRECTORS 21
38.	VACANCY IN THE OFFICE OF DIRECTOR 21
39.	DIRECTORS TO MANAGE BUSINESS 21
40.	POWERS OF THE BOARD OF DIRECTORS 22

41.        REGISTER OF DIRECTORS AND OFFICERS 23

42.	APPOINTMENT OF OFFICERS 24
43.	APPOINTMENT OF SECRETARY AND RESIDENT REPRESENTATIVE 24

44.        DUTIES OF OFFICERS 24

45.	DUTIES OF THE SECRETARY 24
46.	REMUNERATION OF OFFICERS 24
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47.	CONFLICTS OF INTEREST 24

48.        INDEMNIFICATION AND EXCULPATION OF DIRECTORS AND OFFICERS 25

MEETINGS OF THE BOARD OF DIRECTORS 26

49.        BOARD MEETINGS 26

50.	NOTICE OF BOARD MEETINGS 26
51.	ELECTRONIC PARTICIPATION IN MEETINGS 26
52.	REPRESENTATION OF A CORPORATE DIRECTOR 27
53.	QUORUM AT BOARD MEETINGS 27
54.	BOARD TO CONTINUE IN THE EVENT OF VACANCY 27
55.	CHAIRMAN TO PRESIDE 27
56.	WRITTEN RESOLUTIONS 27
57.	VALIDITY OF PRIOR ACTS 27

CORPORATE RECORDS 28

58.        MINUTES 28

59.	PLACE WHERE CORPORATE RECORDS KEPT 28
60.	FORM AND USE OF SEAL 28

ACCOUNTS 28

61.	RECORDS OF ACCOUNT 28

62.        FINANCIAL YEAR END 29

63.	ANNUAL AUDIT 29
64.	APPOINTMENT OF AUDITOR 29
65.	REMUNERATION OF AUDITOR 29
66.	DUTIES OF AUDITOR 29

67.        ACCESS TO RECORD 29

68.	FINANCIAL STATEMENTS 29
69.	DISTRIBUTION OF AUDITOR'S REPORT 30

70.        VACANCY IN THE OFFICE OF AUDITOR 30

VOLUNTARY WINDING UP AND DISSOLUTION 30

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71.        WINDING UP 30

CHANGES TO CONSTITUTION 30

72.	CHANGES TO BYE-LAWS 30
73.	CHANGES TO MEMORANDUM OF ASSOCIATION 31

MISCELLANEOUS 31

74.        DISSENT RIGHTS 31

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INTERPRETATION

1.	DEFINITIONS
1.1	In these Bye-laws, the following words and expressions shall, where not inconsistent with the context, have the following meanings:

“Auditor” includes an individual, company or partnership for the time being appointed as auditor of the Company.

“Bermuda” means the Islands of Bermuda.

“Board” means the board of Directors appointed or elected pursuant to these Bye-laws and acting by resolution in accordance with the Companies Act and these Bye-laws or the Directors present at a meeting of Directors at which there is a quorum.

“Branch Register” means a branch of the Register of Shareholders for the shares which is maintained by the Transfer Agent pursuant to the terms of an agreement with the Company and pursuant to the Companies Act.

“Business Day” means any day that is not a Saturday, Sunday or other day on which commercial banks in Bermuda are authorised or required by law to close.

“Bye-laws” means these bye-laws in their current form or as from time to time amended. “Companies Act” means the Companies Act 1981 as amended from time to time. “Company” means the company for which these Bye-laws are approved and conﬁrmed. “Court” means the Supreme Court of Bermuda.

“Director” means a director of the Company for the time being.

“Exchange” means the TSX Venture Exchange or such other stock exchange in Canada where any securities of the Company are listed and posted for trading.

“Indemniﬁed Party” has the meaning ascribed thereto in Bye-law 48.1.

“Notice” means written notice as provided in these Bye-laws unless speciﬁcally stated otherwise. “Oﬃcer” means any person appointed by the Board to hold an oﬃce in the Company.

“Ordinary Resolution” means a resolution passed by the aﬃrmative vote of not less than a majority of the votes cast by the Shareholders who voted in respect of such a resolution at a general meeting or a resolution in writing signed by all the Shareholders entitled to vote on such a resolution.

“Register of Directors and Oﬃcers” means the register of directors and oﬃcers of the Company maintained in accordance with the Companies Act.

“Register of Shareholders” means the register of shareholders of the Company maintained in accordance with the Companies Act and, except in Bye-laws 7.1 and 7.3, includes any Branch Register.

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“Registered Oﬃce” means the registered oﬃce of the Company maintained in accordance with the Companies Act.

“Reserved Matters” means those matters which are set out in Bye-law 40.2.

“Resident Representative” means any person appointed to act as resident representative and includes any deputy or assistant resident representative.

“Secretary” means any person appointed to act as secretary of the Company and includes any deputy or assistant secretary and any person appointed by the Board to perform any of the duties of the Secretary.

“share” means share in the capital of the Company and includes a fraction of a share.

“Shareholder” means the person registered in the Register of Shareholders as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands ﬁrst in the Register of Shareholders as one of such joint holders or all of such persons, as the context so requires.

“Special Resolution” means a resolution passed by the aﬃrmative vote of not less than two-thirds of the votes cast by the Shareholders who voted in respect of such a resolution at a general meeting or a resolution in writing signed by all the Shareholders entitled to vote on such a resolution.

”Transfer Agent” such company as may from time to time be appointed by the Company to act as registrar and transfer agent of the shares, together with any sub-transfer agent appointed by the Transfer Agent.

“Treasury Share” means a share of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled.

1.2	In these Bye-laws, where not inconsistent with the context:
(a)	words denoting the plural number include the singular number and vice versa;
(b)	words denoting the masculine gender include the feminine and neuter genders;
(c)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative; and
(d)	unless otherwise provided herein, words or expressions deﬁned in the Companies Act shall bear the same meaning in these Bye-laws.
1.3	In these Bye-laws a reference to writing shall, unless the contrary intention appears, include facsimile, printing, lithography, photography, electronic mail and other modes of representing words in visible form.
1.4	Headings used in these Bye-laws are for convenience only and are not to be used or relied upon in the construction hereof.
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SHARES

2.	POWER TO ISSUE SHARES
2.1	Subject to these Bye-laws and to any resolution of the Shareholders to the contrary, the Board shall have the power to issue any unissued shares on such terms and conditions as it may determine and any shares or class of shares may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise as the Company may by resolution of the Shareholders prescribe or, if no such resolution is in eﬀect or insofar as the resolution does not make speciﬁc provision, as the Board may from time to time determine.
2.2	Subject to the Companies Act, any preference shares may be issued or converted into shares that (at a determinable date or at the option of the Company or the holder) are liable to be redeemed on such terms and in such manner as may be determined by the Board (before the issue or conversion).
2.3	A share shall not be issued by the Company until the consideration for such share is fully paid in money or in property or past service that is not less in value than the fair equivalent of the money that the Company would have received if the share had been issued for money. In determining whether property or past service is the fair equivalent of a money consideration, the Board may take into account reasonable charges and expenses of organization and reorganization and payments for property and past services reasonably expected to beneﬁt the Company. For the purposes of this section, “property” does not include a promissory note or promise to pay given by a person buying a share or a person who deals not at arm’s length, within the meaning of that expression in the Income Tax Act (Canada), with a person buying a share.
2.4	All shares issued by the Company shall be issued as fully paid and non-assessable and the holders shall not be liable to the Company or its creditors in respect of those shares.
2.5	Directors who vote for or consent to a resolution authorizing the issue of a share for consideration other than money are jointly and severally liable to the Company to make good any amount by which the consideration received is less than the fair equivalent of the money the Company would have received if the share had been issued for money on the date of the resolution. Provided that the foregoing does not apply if the shares, on allotment, are held in escrow pursuant to an escrow agreement required by a securities regulatory authority, including any stock exchange on which the shares are traded, and are surrendered for cancellation pursuant to the agreement. A Director is not liable if the Director proves that the Director did not know and could not reasonably have known that the share was issued for consideration less than the fair equivalent of the money the Company would have received if the share had been issued for money. Any action to enforce a liability by this section

2.5 may not be commenced after two years from the date of the resolution authorizing the action complained of.

3.	POWER OF THE COMPANY TO PURCHASE ITS SHARES
3.1	The Company may purchase its own shares for cancellation or acquire them as Treasury Shares in accordance with the Companies Act on such terms as the Board shall think ﬁt. The whole or any part
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of the amount payable on any such purchase may be paid or satisﬁed otherwise than in cash, to the extent permitted by the Companies Act.

3.2	The Board may exercise all the powers of the Company to purchase or acquire all or any part of its own shares in accordance with the Companies Act. The whole or any part of the amount payable on any such purchase may be paid or satisﬁed otherwise than in cash, to the extent permitted by the Companies Act.
4.	RIGHTS ATTACHING TO SHARES
4.1	Subject to any resolution of the Shareholders to the contrary (and without prejudice to any special rights conferred thereby on the holders of any other shares or class of shares), the share capital shall be divided into shares of a single class the holders of which shall, subject to these Bye-laws, including without limitation Bye-law 74.14:
(a)	be entitled to one vote per share;
(b)	be entitled to such dividends as the Board may from time to time declare;
(c)	in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and
(d)	generally be entitled to enjoy all of the rights attaching to shares.
4.2	All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Companies Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company.
5.	SHARE CERTIFICATES
5.1	Every Shareholder shall be entitled to a share certiﬁcate under the common seal of the Company (or a facsimile thereof) or bearing the signature (or a facsimile thereof) of a Director or the Secretary or a person expressly authorised to sign. The Board may by resolution determine, either generally or in any particular case, that any signatures on any such certiﬁcates need not be autographic but may be aﬃxed to such certiﬁcates by some mechanical means or may be printed thereon or that such certiﬁcates need not be signed by any persons. Where share certiﬁcates are issued they shall specify the number and, where appropriate, the class of shares held by such Shareholder.
5.2	The Company shall be under no obligation to complete and deliver a share certiﬁcate unless speciﬁcally requested by the person to whom the shares have been allotted. In the case of a share held jointly by several persons, delivery of a certiﬁcate to one of several joint holders shall be suﬃcient delivery to all.
5.3	If any share certiﬁcate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid, or destroyed the Board may cause a new certiﬁcate to be issued and request an indemnity for the lost certiﬁcate if it sees ﬁt.
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5.4	Notwithstanding any provisions of these Bye-laws:
(a)	the Board shall, subject always to the Companies Act and any other applicable laws and regulations and the facilities and requirements of any relevant system concerned, have power to implement any arrangements it may, in its absolute discretion, think ﬁt in relation to the evidencing of title to and transfer of uncertiﬁcated shares, and to the extent such arrangements are so implemented, no provision of these Bye-laws shall apply or have eﬀect to the extent that it is in any respect inconsistent with the holding or transfer of shares in uncertiﬁcated form; and
(b)	unless otherwise determined by the Board and as permitted by the Companies Act and any other applicable laws and regulations, no person shall be entitled to receive a certiﬁcate in respect of any share for so long as the title to that share is evidenced otherwise than by a certiﬁcate and for so long as transfers of that share may be made otherwise than by a written instrument.
6.	FRACTIONAL SHARES
6.1	The Company may issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding-up.

REGISTRATION OF SHARES

7.	REGISTER OF SHAREHOLDERS
7.1	The Board shall cause to be kept in one or more books a Register of Shareholders and shall enter therein the particulars required by the Companies Act.
7.2	Subject to the provisions of the Companies Act, the Board may resolve that the Company may keep one or more Branch Registers in any place in or outside of Bermuda, and the Board may make, amend and revoke any such regulations as it may think fit respecting the keeping of such Branch Registers.
7.3	The Register of Shareholders shall be open to inspection in the manner prescribed by the Companies Act. The Register of Shareholders may, after notice has been given in accordance with the Companies Act, be closed for any time or times not exceeding in the whole thirty days in each year.
7.4	The Directors shall from time to time determine whether and to what extent and at what time and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to inspection of the Shareholders (not being Directors), and no Shareholder (not being a Director) shall have any right of inspection of any account or book or document of the Company except as conferred by law or authorised by the Directors, provided that a Shareholder is entitled to inspect the Register of the Shareholders in accordance with the Companies Act and subject to applicable laws.
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8.	REGISTERED HOLDER ABSOLUTE OWNER
8.1	The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable claim or other claim to, or interest in, such share on the part of any other person.
9.	TRANSFER OF REGISTERED SHARES
9.1	Subject to the Companies Act and to such of the restrictions contained in these Bye-laws as may be applicable, any shareholder may transfer all or any of his shares by an instrument of transfer in the usual common form or in any other form which the Board may approve.
9.2	Such instrument of transfer shall be signed by or on behalf of the transferor. The transferor shall be deemed to remain the holder of such share until the same has been registered as having been transferred to the transferee in the Register of Shareholders.
9.3	The joint holders of any share may transfer such share to one or more of such joint holders, and the surviving holder or holders of any share previously held by them jointly with a deceased Shareholder may transfer any such share to the executors or administrators of such deceased Shareholder.
9.4	The Board shall refuse to register a transfer unless all applicable consents, authorisations and permissions of any governmental body or agency in Bermuda or any other applicable jurisdiction have been obtained. Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-law.
9.5	The Board may in its absolute discretion and without assigning any reason therefor refuse to register a transfer unless it is accompanied by the certiﬁcate in respect of the shares to which it relates (provided that a certiﬁcate has been issued) and by such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer. Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under this Bye-law.
9.6	If the Board refuses to register a transfer of any share the Secretary shall, within three months after the date on which the transfer was lodged with the Company, send to the transferor and transferee notice of the refusal.
9.7	Notwithstanding anything to the contrary in these Bye-laws, shares that are listed or admitted to trading on an appointed stock exchange may be transferred in accordance with the rules and regulations of such exchange.
10.	TRANSMISSION OF REGISTERED SHARES
10.1	In the case of the death of a Shareholder, the survivor or survivors where the deceased Shareholder was a joint holder, and the legal personal representatives of the deceased Shareholder where the deceased Shareholder was a sole holder, shall be the only persons recognised by the Company as having any title to the deceased Shareholder’s interest in the shares. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been
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jointly held by such deceased Shareholder with other persons. Subject to the Companies Act, for the purpose of this Bye-law, legal personal representative means the executor or administrator of a deceased Shareholder or such other person as the Board may, in its absolute discretion, decide as being properly authorised to deal with the shares of a deceased Shareholder.

10.2	Any person becoming entitled to a share in consequence of the death or bankruptcy of any Shareholder may be registered as a Shareholder upon such evidence as the Board may deem suﬃcient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favour of such nominee an instrument of transfer in writing in such form as the Board may accept. All the limitations, restrictions and provisions of these Bye-laws relating to the transfer of registered shares shall be applicable to any such transfer.
10.3	On the presentation of the foregoing materials to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Shareholder.
10.4	Where two or more persons are registered as joint holders of a share or shares, then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to such share or shares and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.
10.5	Subject to any directions of the Board from time to time in force, the Secretary may exercise the powers and discretions of the Board under Bye-laws 10.1 to 10.4 (inclusive).

ALTERATION OF SHARE CAPITAL

11.	POWER TO ALTER CAPITAL
11.1	Subject to Bye-law 40.2, the Company may, in any manner permitted by the Companies Act:
(a)	increase its share capital by new shares of such amount as it thinks expedient;
(b)	change the currency denomination of its share capital;
(c)	cancel shares which, at the date of the passing of the resolution in that behalf, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;
(d)	reduce its share capital;
(e)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares; and/or
(f)	subdivide its shares, or any of them, into shares of smaller amount than is ﬁxed by the memorandum.
11.2	The Board may, in any manner permitted by the Companies Act:
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(a)	divide its shares into several classes and attach thereto respectively any preferential, deferred, qualiﬁed or special rights, privileges or conditions; and/or
(b)	make provision for the issue and allotment of shares which do not carry any voting rights.
11.3	Where, on any alteration or reduction of share capital, fractions of shares or some other diﬃculty would arise, the Board may deal with or resolve the same in such manner as it thinks ﬁt.
12.	VARIATION OF RIGHTS ATTACHING TO SHARES
12.1	If, at any time, the share capital is divided into diﬀerent classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of all of the issued shares of that class or with the sanction of a resolution passed by a two-thirds of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum (where the Company has more than one Shareholder) shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith.

DIVIDENDS AND CAPITALISATION

13.	DIVIDENDS AND OTHER PAYMENTS
13.1	The Board may, subject to these Bye-laws and in accordance with the Companies Act, declare a dividend to be paid to the Shareholders, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly or partly in specie in which case the Board may ﬁx the value for distribution in specie of any assets.
13.2	The Board may ﬁx any date as the record date for determining the Shareholders entitled to receive any dividend.
13.3	The Board may declare and make such other distributions (in cash or in specie) to the Shareholders as may be lawfully made out of the assets of the Company and if in connection therewith fractions of shares or some other diﬃculty would arise, the Board may deal with or resolve the same in such manner as it thinks ﬁt.
13.4	The Board may deduct from the dividends or distributions payable to any Shareholder all moneys due from such Shareholder to the Company on account of calls or otherwise.
13.5	No dividend, distribution or other monies payable by the Company on or in respect of any share shall bear interest against the Company.
14.	POWER TO SET ASIDE PROFITS
14.1	The Board may, before declaring a dividend or distribution out of contributed surplus, set aside out of
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the surplus or proﬁts of the Company, such amount as it thinks proper as a reserve to be used to meet contingencies or for equalising dividends or for any other purpose.

15.	METHOD OF PAYMENT
15.1	Any dividend, interest, or other moneys payable in cash in respect of the shares may be paid by cheque or draft sent through the post directed to the Shareholder at such Shareholder’s address in the Register of Shareholders, or to such person and to such address as the Shareholder may in writing direct, or by transfer to such account as the Shareholder may in writing direct.
15.2	In the case of joint holders of shares, any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or draft, made payable to the order of all such joint holders, sent through the post directed to the address of each joint holder recorded in the Register of Shareholders, or to such person and to such address as the joint holders may in writing direct, or by transfer to such account as the joint holders may in writing direct. If two or more persons are registered as joint holders of any shares any one can give an eﬀectual receipt for any dividend or other payment paid in respect of such shares.
15.3	In the event of non-receipt of any dividend cheque by the person to whom it is sent, the Company shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.
15.4	Any dividend unclaimed after a period of six years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Company.
16.	CAPITALISATION

The Board may capitalise any amount for the time being standing to the credit of any of the Company’s share premium or other reserve accounts or to the credit of the proﬁt and loss account or otherwise available for distribution by applying such amount in paying up unissued shares to be allotted as fully paid bonus shares pro rata to the Shareholders.

MEETINGS OF SHAREHOLDERS

17.	ANNUAL GENERAL MEETINGS
17.1	The Company shall hold an annual general meeting by the earlier of the time required pursuant to the Companies Act or applicable securities laws and 18 months after:
(a)	the date of its incorporation; or
(b)	the date of its certiﬁcate of amalgamation, in the case of an amalgamation,

and subsequently thereafter in each year nor more than 15 months after it last preceding annual meeting or such earlier date as required by the Companies Act and applicable securities laws.

17.2	Subject to any rights to dispense with the annual general meeting pursuant to the Companies Act, the
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annual general meeting shall be held in each year (other than the year of incorporation) at such place, date and hour as shall be ﬁxed by the president or the chairman of the Company (if any) or any two Directors or any Director and the Secretary or the Board.

18.	SPECIAL GENERAL MEETINGS
18.1	A special general meeting may be convened by the Board, such meeting to be held at such place, date and hour as ﬁxed by them, whenever in their judgment such a meeting is necessary.
19.	REQUISITIONED GENERAL MEETINGS
19.1	The Board shall, on the requisition of Shareholders holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings, forthwith proceed to convene a special general meeting and the provisions of the Companies Act shall apply.
20.	NOTICE
20.1	Notice of an annual general meeting shall be sent not less than 21 days before the annual general meeting to each Shareholder entitled to attend and vote thereat, stating the place, date and hour at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting.
20.2	Notice of a special general meeting shall be sent not less than 21 days before the special general meeting to each Shareholder entitled to attend and vote thereat, stating the place, date and hour and the general nature of the business to be considered at the meeting.
20.3	The Board may ﬁx any date as the record date for determining the Shareholders entitled to receive notice of and to vote at any general meeting.
20.4	A general meeting shall, notwithstanding that it is called on shorter notice than that speciﬁed in these Bye-laws, be deemed to have been properly called if it is so agreed by (i) all the Shareholders entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Shareholders having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote thereat in the case of a special general meeting.
20.5	The accidental omission to give notice of a general meeting to, or the non-receipt of a notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.
21.	GIVING NOTICE AND ACCESS
21.1	A notice may be given by the Company to a Shareholder:
(a)	by delivering it to such Shareholder in person, in which case the notice shall be deemed to have been served upon such delivery; or
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(b)	by sending it by post to such Shareholder's address in the Register of Shareholders, in which case the notice shall be deemed to have been served ﬁve days after the date on which it is deposited, with postage prepaid, in the mail; or
(c)	by sending it by courier to such Shareholder's address in the Register of Shareholders, in which case the notice shall be deemed to have been served two days after the date on which it is deposited, with courier fees paid, with the courier service; or
(d)	by transmitting it by electronic means (including facsimile and electronic mail, but not telephone) in accordance with such directions as may be given by such Shareholder to the Company for such purpose, in which case the notice shall be deemed to have been served at the time that it would in the ordinary course be transmitted; or
(e)	in accordance with Bye-law 21.3.
21.2	Any notice required to be given to a Shareholder shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named ﬁrst in the Register of Shareholders and notice so given shall be suﬃcient notice to all the holders of such shares.
21.3	The Board may deliver information or documents to Shareholders by notifying the Shareholders of their availability on a website and including therein the address of the website, the place on the website where the information or document may be found, and instructions as to how the information or document may be accessed on the website.
21.4	In the case of information or documents delivered in accordance with Bye-law 21.3, service shall be deemed to have occurred when (i) the Shareholder is notiﬁed in accordance with that Bye-law; and (ii) the information or document is published on the website.
22.	POSTPONEMENT OF GENERAL MEETING
22.1	The Chairman may postpone any general meeting called in accordance with these Bye-laws . Fresh notice of the date, time and place for the postponed meeting shall be given to each Shareholder in accordance with these Bye-laws.
23.	ELECTRONIC PARTICIPATION IN MEETINGS
23.1	Shareholders may participate in any general meeting by such telephonic, electronic or other communication facilities or means (including, without limiting the generality of the foregoing, by telephone, or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.
24.	QUORUM AT GENERAL MEETINGS
24.1	Unless otherwise speciﬁed in the Bye-Laws, at any general meeting two or more persons present in person and representing in person or by proxy not less than 5% of the total issued voting shares in the Company throughout the meeting shall form a quorum for the transaction of business, provided that if the Company shall at any time have only one Shareholder, one Shareholder present in person or by
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proxy shall form a quorum for the transaction of business at any general meeting held during such time.

24.2	If within half an hour from the time appointed for the meeting a quorum is not present, then, in the case of a meeting convened on a requisition, the meeting shall be deemed cancelled and, in any other case, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Chairman may determine. Unless the meeting is adjourned to a speciﬁc date, time and place announced at the meeting being adjourned, fresh notice of the resumption of the meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with these Bye-laws.
25.	CHAIRMAN TO PRESIDE AT GENERAL MEETINGS
25.1	Unless otherwise agreed by a majority of those attending and entitled to vote thereat, the chairman of the Company, if there be one, and if not the president of the Company, if there be one, and if not the vice president of the Company, if there by one, shall act as chairman at all general meetings at which such person is present. In their absence a chairman shall be appointed or elected by those present at the meeting and entitled to vote.
26.	VOTING ON RESOLUTIONS
26.1	Subject to the Companies Act, a resolution may only be put to a vote at a general meeting of the Company or of any class of Shareholders if:
(a)	it is proposed by or at the direction of the Board;
(b)	it is proposed at the direction of the Court;
(c)	it is proposed on the requisition in writing of such number of Shareholders as is prescribed by, and is made in accordance with, the relevant provisions of the Companies Act; or
(d)	the chairman of the meeting in his absolute discretion decides that the resolution may properly be regarded as within the scope of the meeting.
26.2	Subject to the Companies Act and these Bye-laws, including Bye-law 26.3 below, any question proposed for the consideration of the Shareholders at any general meeting shall be decided by the aﬃrmative votes of a majority of the votes cast in accordance with these Bye-laws and in the case of an equality of votes the resolution shall fail.
26.3	Notwithstanding anything else in these Bye-laws, Reserved Matters shall be decided by way of Special Resolution.
26.4	At any general meeting a resolution put to the vote of the meeting shall, in the ﬁrst instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to these Bye-laws, every Shareholder present in person and every person holding a valid proxy at such meeting shall be entitled to one vote and shall cast such vote by raising his hand.
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26.5	In the event that a Shareholder participates in a general meeting by telephone, electronic or other communication facilities or means, the chairman of the meeting shall direct the manner in which such Shareholder may cast his vote on a show of hands.
26.6	No amendment, may be made to a resolution, at or before the time when it is put to a vote, unless the chairman of the meeting in his/her absolute discretion decides that the amendment or the amended resolution may properly be put to a vote at that meeting. If the chairman of the meeting rules a resolution or an amendment to a resolution admissible or out of order (as the case may be), the proceedings of the meeting or on the resolution in question shall not be invalidated by any error in his/her ruling. Any ruling by the chairman of the meeting in relation to a resolution or an amendment to a resolution shall be ﬁnal and conclusive.
26.7	At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that eﬀect in a book containing the minutes of the proceedings of the Company shall, subject to these Bye-laws, be conclusive evidence of that fact.
27.	POWER TO DEMAND A VOTE ON A POLL
27.1	Notwithstanding the foregoing, a poll may be demanded by any of the following persons:
(a)	the chairman of such meeting; or
(b)	at least three Shareholders present in person or represented by proxy; or
(c)	any Shareholder or Shareholders present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at such meeting; or
(d)	any Shareholder or Shareholders present in person or represented by proxy holding shares in the Company conferring the right to vote at such meeting.
27.2	Where a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares, every person present at such meeting shall have one vote for each share of which such person is the holder or for which such person holds a proxy and such vote shall be counted by ballot as described herein, or in the case of a general meeting at which one or more Shareholders are present by telephone, electronic or other communication facilities or means, in such manner as the chairman of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.
27.3	A poll demanded for the purpose of electing a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and in such manner during such meeting as the chairman (or acting chairman) of the meeting may direct. Any business other than that upon which a poll has been demanded may be conducted pending the taking of the poll.
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27.4	Where a vote is taken by poll, each person physically present and entitled to vote shall be furnished with a ballot paper on which such person shall record his vote in such manner as shall be determined at the meeting having regard to the nature of the question on which the vote is taken, and each ballot paper shall be signed or initialled or otherwise marked so as to identify the voter and the registered holder in the case of a proxy. Each person present by telephone, electronic or other communication facilities or means shall cast his vote in such manner as the chairman shall direct. At the conclusion of the poll, the ballot papers and votes cast in accordance with such directions shall be examined and counted by a committee of not less than two Shareholders or proxy holders appointed by the chairman for the purpose and the result of the poll shall be declared by the chairman.
28.	VOTING BY JOINT HOLDERS OF SHARES
28.1	In the case of joint holders, the vote of the senior who tenders a vote (whether in person or by proxy) shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Shareholders.
29.	INSTRUMENT OF PROXY
29.1	An instrument appointing a proxy shall be in writing in such form as the chairman of the meeting shall accept.
29.2	The instrument appointing a proxy must be received by the Company at the Registered Oﬃce or at such other place or in such manner as is speciﬁed in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting at which the person named in the instrument appointing a proxy proposes to vote, and an instrument appointing a proxy which is not received in the manner so prescribed shall be invalid.
29.3	A Shareholder who is the holder of two or more shares may appoint more than one proxy, with or without the power of substitution, to represent him and vote on his behalf in respect of diﬀerent shares.
29.4	The decision of the chairman of any general meeting as to the validity of any appointment of a proxy shall be ﬁnal.
29.5	Any Shareholder may irrevocably appoint a proxy and in such case:
(a)	such proxy shall be irrevocable in accordance with the terms of the instrument of appointment;
(b)	the Company shall be given notice of the appointment, such notice to include the name, address, telephone number and electronic mail address of the proxy holder and the Company shall give to the holder of such proxy notice of all meetings of Shareholders of the Company;
(c)	the holder of such proxy shall be the only person entitled to vote the relevant shares at any meeting at which such holder is present; and
(d)	the Company shall be obliged to recognise the holder of such proxy until such time as the holder shall notify the Company in writing that such proxy is no longer in force.
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30.	REPRESENTATION OF CORPORATE SHAREHOLDER
30.1	A corporation which is a Shareholder may, by written instrument, authorise such person or persons as it thinks ﬁt to act as its representative at any meeting and any person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Shareholder, and that Shareholder shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.
30.2	Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks ﬁt as to the right of any person to attend and vote at general meetings on behalf of a corporation which is a Shareholder.
31.	ADJOURNMENT OF GENERAL MEETING
31.1	The chairman of a general meeting may, with the consent of the Shareholders at any general meeting at which a quorum is present, and shall if so directed by the meeting, adjourn the meeting. Unless the meeting is adjourned to a speciﬁc date, place and time announced at the meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting shall be given to each Shareholder entitled to attend and vote thereat in accordance with these Bye-laws. In addition to any other power of adjournment conferred by law, the chairman of the meeting may at any time without consent of the meeting (to the extent permitted by the Companies Act) adjourn the meeting (whether or not it has been commenced or a quorum present) to another time and/or place (or sine die) if, in his/her opinion, it would facilitate the conduct of the business of the meeting to do so or if he/she is so directed (prior or at the meeting) by the Board.
32.	WRITTEN RESOLUTIONS
32.1	Subject to these Bye-laws, anything which may be done by resolution of the Company in a general meeting or by resolution of a meeting of any class of the Shareholders may, without a meeting, be done by written resolution in accordance with this Bye-law.
32.2	Notice of a written resolution shall be given, and a copy of the resolution shall be circulated to all Shareholders who would be entitled to attend a meeting and vote thereon. The accidental omission to give notice to, or the non-receipt of a notice by, any Shareholder does not invalidate the passing of a resolution.
32.3	A written resolution is passed when it is signed by (or in the case of a Shareholder that is a corporation, on behalf of) all Shareholders who at the date that the notice is given are entitled to vote on such resolution.
32.4	A resolution in writing may be signed in any number of counterparts.
32.5	A resolution in writing made in accordance with this Bye-law is as valid as if it had been passed by the Company in general meeting or by a meeting of the relevant class of Shareholders, as the case may be, and any reference in any Bye-law to a meeting at which a resolution is passed or to Shareholders voting in favour of a resolution shall be construed accordingly.
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32.6	A resolution in writing made in accordance with this Bye-law shall constitute minutes for the purposes of the Companies Act.
32.7	This Bye-law shall not apply to:
(a)	a resolution passed to remove an Auditor from oﬃce before the expiration of his term of oﬃce; or
(b)	a resolution passed for the purpose of removing a Director before the expiration of his term of oﬃce.
32.8	For the purposes of this Bye-law, the eﬀective date of the resolution is the date when the resolution is signed by (or in the case of a Shareholder that is a corporation, on behalf of) the last Shareholder whose signature results in the necessary voting majority being achieved and any reference in any Bye- law to the date of passing of a resolution is, in relation to a resolution made in accordance with this Bye-law, a reference to such date.
33.	PERSONS ENTITLED TO BE PRESENT AT GENERAL MEETINGS
33.1	The Directors shall be entitled to receive notice of, attend, and be heard at any general meeting.
33.2	The only persons entitled to be present at a general meeting shall be:
(a)	those Shareholders who are entitled to vote at such meeting;
(b)	the Directors;
(c)	the Auditor;
(d)	others who, although no entitled to vote at the meeting, are entitled or required to be present under any provision of the rules of any applicable stock exchange;
(e)	legal counsel to the Company when invited by the Company to attend; and
(f)	any other person on the invitation of the chairman of the Company or with the consent of the Shareholders.

DIRECTORS AND OFFICERS

34.	ELECTION OF DIRECTORS
34.1	The Board of Directors shall be elected or appointed in the ﬁrst place at the statutory meeting of the Company and thereafter, except in the case of a casual vacancy, at the annual general meeting or at any special general meeting called for that purpose.
34.2	At any general meeting, the Shareholders may authorise the Board to ﬁll any vacancy in their number left unﬁlled at a general meeting.
35.	NUMBER OF DIRECTORS
35.1	The number of Directors shall not be less than three (3) and not more than ﬁfteen (15) at any given
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time with the number of Directors within that range being as the Board may from time to time determine, or such other minimum and maximum number of Directors as the Shareholders may from time to time determine; provided that so long as the Company is listed on the Exchange, there will be no less than three (3) directors.

36.	TERM OF OFFICE OF DIRECTORS
36.1	Directors shall hold oﬃce for such term as the Shareholders may determine or, in the absence of such determination, until the next annual general meeting or until their successors are elected or appointed or their oﬃce is otherwise vacated.
37.	REMOVAL OF DIRECTORS
37.1	Subject to any provision to the contrary in these Bye-laws, the Shareholders entitled to vote for the election of Directors may, at any special general meeting convened and held in accordance with these Bye-laws, remove a Director provided that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention to do so and be served on such Director no fewer than 14 days before the meeting and at such meeting the Director shall be entitled to be heard on the motion for such Director’s removal.
37.2	If a Director is removed from the Board under this Bye-law, the Shareholders may ﬁll the vacancy at the meeting at which such Director is removed. In the absence of such election or appointment, the Board may ﬁll the vacancy.
38.	VACANCY IN THE OFFICE OF DIRECTOR
38.1	The oﬃce of Director shall be vacated if the Director:
(a)	is removed from oﬃce pursuant to these Bye-laws;
(b)	is or becomes bankrupt or insolvent;
(c)	is prohibited by law from being a Director;
(d)	is or becomes of unsound mind or a patient for any purpose of any statute or applicable law relating to mental health and the Board resolves that his oﬃce is vacated, or dies; or
(e)	resigns his oﬃce by notice to the Company.
38.2	The Board shall have the power to appoint any person as a Director to ﬁll a vacancy on the Board occurring as a result of the death, disability, disqualiﬁcation or resignation of any Director.
39.	DIRECTORS TO MANAGE BUSINESS
39.1	The business of the Company shall be managed and conducted by the Board. In managing the business of the Company, the Board may exercise all such powers of the Company as are not, by the Companies Act or by these Bye-laws, required to be exercised by the Company in general meeting. Each Director shall exercise his/her powers for a proper purpose. Each Director, in exercising his/her powers or performing his/her duties, shall act honestly and in good faith in what the Director believes to be in the best interests of the Company.
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40.	POWERS OF THE BOARD OF DIRECTORS
40.1	Subject to the Companies Act and these Bye-laws, including Bye-law 40.2 below, the Board may:
(a)	Appoint, suspend, or remove (without prejudice to rights under any employment contract or similar agreement) any manager, secretary, clerk, oﬃcer, agent or employee of the Company and may ﬁx their remuneration and determine their duties;
(b)	exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party;
(c)	appoint one or more Directors to the oﬃce of managing director of the Company, or one or more persons to the oﬃce of chief executive oﬃcer of the Company, who shall, subject to the control of the Board, supervise and administer all of the general business and aﬀairs of the Company;
(d)	appoint a person to act as manager of the Company’s day-to-day business and may entrust to and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business;
(e)	by power of attorney, appoint any company, ﬁrm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may think ﬁt and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may think ﬁt and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so vested in the attorney;
(f)	procure that the Company pays all expenses incurred in promoting and incorporating the Company;
(g)	designate one or more committees, such committee or committees to have such name or names as may be determined from time to time by resolution adopted by the Board, and each such committee of one or more persons may consist partly of non- directors, which to the extent provided in said resolution or resolutions shall have and may exercise the powers of the Board as may be delegated to such committee in the management of the business and aﬀairs of the Company; provided further that the meetings and proceedings of any such committee shall be governed by the provisions of these Bye-laws regulating the meetings and proceedings of the Board, so far as the same are applicable and are not superseded by directions imposed by the Board. A majority of all the members of any such committee may determine its action and ﬁx the time and place of its meetings, unless the Board shall otherwise provide. The Board shall have power to change the members of any such
22

committee at any time, to ﬁll vacancies and to discharge any such committee, either with or without cause, at any time;

(h)	delegate any of its powers (including the power to sub-delegate) to any person on such terms and in such manner as the Board may see ﬁt;
(i)	present any petition and make any application in connection with the liquidation or reorganisation of the Company;
(j)	in connection with the issue of any share, pay such commission and brokerage as may be permitted by law; and
(k)	authorise any company, ﬁrm, person or body of persons to act on behalf of the Company for any speciﬁc purpose and in connection therewith to execute any deed, agreement, document or instrument on behalf of the Company.
40.2	Notwithstanding any other provision of these Bye-laws, the following matters (the “Reserved Matters”) shall require the approval of the Shareholders by way of a Special Resolution:
(a)	an amalgamation or merger of the Company with or into any person other than the amalgamation or merger of the Company with one or more of its subsidiaries;
(b)	a sale, lease or exchange of all or substantially all of the property of the Company other than in the ordinary course of business of the Company;
(c)	a discontinuance of the Company pursuant to section 132G of the Companies Act;
(d)	a Shareholders’ voluntary winding up of the Company pursuant to sections 201 and 213 of the Companies Act;
(e)	an alteration of the rights, privileges, restrictions and/or conditions in respect of all of any of the Company’s shares;
(f)	a change in the name of the Company;
(g)	a change in the maximum number of shares that the Company is authorised to issue, pursuant to Bye-law 11.1; and
(h)	an alteration to the Company’s Memorandum of Association, pursuant to Bye-law 73, or certain of these Bye-laws, pursuant to Bye-law 72.
41.	REGISTER OF DIRECTORS AND OFFICERS
41.1	The Board shall establish and maintain a Register of the Directors and Oﬃcers of the Company as required by the Companies Act. The Register of the Directors and Oﬃcers shall be open to inspection without charge at the Registered Oﬃce of the Company on every Business Day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each Business Day be allowed for inspection.
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42.	APPOINTMENT OF OFFICERS
42.1	The Board may appoint such oﬃcers (who may or may not be Directors) as the Board may determine.
43.	APPOINTMENT OF SECRETARY AND RESIDENT REPRESENTATIVE
43.1	The Secretary and Resident Representative (if applicable), shall be appointed by the Board at such remuneration (if any) and upon such terms as it deems ﬁt and any Secretary and Resident Representative (where applicable) so appointed may be removed by the Board.
44.	DUTIES OF OFFICERS
44.1	The Oﬃcers shall have such powers and perform such duties in the management, business and aﬀairs of the Company as may be delegated to them by the Board from time to time.
45.	DUTIES OF THE SECRETARY
45.1	The duties of the Secretary shall be those prescribed by the Companies Act together with such other duties as shall from time to time be prescribed by the Board.
46.	REMUNERATION OF OFFICERS
46.1	The Oﬃcers shall receive such remuneration as the Board may determine.
47.	CONFLICTS OF INTEREST
47.1	Any Director, or any Director’s ﬁrm, partner or any company with whom any Director is associated, may act in any capacity for, be employed by or render services to the Company and such Director or such Director’s ﬁrm, partner or company shall be entitled to remuneration as if such Director were not a Director. Nothing herein contained shall authorise a Director or Director’s ﬁrm, partner or company to act as Auditor to the Company.
47.2	A Director who is directly or indirectly interested in a contract or proposed contract or arrangement with the Company shall declare the nature of such interest as required by the Companies Act. So long as, where it is necessary, a Director declares the nature of such interest as required by the Companies Act and abstains from voting in respect thereof in accordance with these Bye-laws, the Director shall not by reason of his/her oﬃce be liable to account to the Company for any proﬁt realised thereby.
47.3	Following a declaration being made pursuant to this Bye-law, a Director may be counted in the quorum for such meeting.
47.4	Subject to the Companies Act and any further disclosure required thereby, a general notice to the Directors by a Director or oﬃcer declaring that he is a director or oﬃcer of or has an interest in any person and is to be regarded as interested in any transaction or arrangement made with that person shall be suﬃcient declaration of interest in relation to any transaction or arrangement so made.
47.5	A Director who has an interest in a contract or proposed contract or arrangement with the Company shall not vote on any resolution to approve such contract or arrangement unless the contract or arrangement is:
24

(a)	a contract or transaction in which, but only to the extent that, the Director undertakes an obligation or obligations for the beneﬁt of the Company;
(b)	a contract or transaction relating primarily to the Director’s remuneration as a director, oﬃcer, employee or agent of the Company or an aﬃliate of the Company ;
(c)	a contract or transaction for indemnity or insurance under the Bye-laws or the Companies Act;
(d)	a contract of transaction with an aﬃliate of the Company.
48.	INDEMNIFICATION AND EXCULPATION OF DIRECTORS AND OFFICERS
48.1	Subject to Bye-law 48.3, the Directors, Resident Representative, Secretary and other Oﬃcers (such term to include any person appointed to any committee by the Board) acting in relation to any of the aﬀairs of the Company or any subsidiary thereof, any person who acts or acted at the Company’s request as a director or oﬃcer of a body corporate of which the Company is or was a shareholder or a creditor and the liquidator or trustees (if any) acting in relation to any of the aﬀairs of the Company or any subsidiary thereof and every one of them (whether for the time being or formerly), and their heirs, executors, administrators and legal representatives (each of which an “Indemniﬁed Party”), shall be indemniﬁed and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective oﬃces or trusts, and no Indemniﬁed Party shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any monies or eﬀects belonging to the Company shall or may be lodged or deposited for safe custody, or for insuﬃciency or deﬁciency of any security upon which any monies of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective oﬃces or trusts, or in relation thereto.
48.2	Subject to Bye-law 48.3, each Shareholder agrees to waive any claim or right of action such Shareholder might have, whether individually or by or in the right of the Company, against any Director or Oﬃcer on account of any action taken by such Director or Oﬃcer, or the failure of such Director or Oﬃcer to take any action in the performance of his duties with or for the Company or any subsidiary thereof.
48.3	The indemnity and the agreement of each Shareholder to waive claims or rights set out in Bye-Law

48.1 and 48.2 shall not extend to any Indemniﬁed Party unless such Indemniﬁed Party, with respect to the applicable matter: (a) acted honestly, without fraud, and in good faith with the view to the best interests of the Company, or, as the case may be, to the interests of the other entity for which the Indemniﬁed Party acted at the Company’s request, and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. In addition, the indemnity and the agreement of each Shareholder to waive rights or claims set out in Bye-Law 49.1 and 49.2 shall not apply to any Director where such

25

Director is liable for amounts pursuant to section 118 and 119 of the Canada Business Corporations Act.

48.4	The Company may purchase and maintain insurance for the beneﬁt of any Indemniﬁed Person or any persons who are or were at any time Directors, Oﬃcers, or directors or oﬃcers of any other company which is its holding company or in which the Company or such holding company has any interest, whether direct or indirect, or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or such other company, against any liability incurred by such persons in respect of any act or omission in the actual or purported execution or discharge of their duties or in the exercise or purported exercise of their powers or otherwise in relation to their duties, powers or oﬃces in relation to the Company or any such other company, subsidiary or undertaking.
48.5	The Company may advance monies to an Indemniﬁed Party for the costs, charges and expenses incurred by such Indemniﬁed Party in defending any civil or criminal proceedings against him, upon receipt of an undertaking by such Indemniﬁed Party to repay the amount if it shall ultimately be determined that the Indemniﬁed Party is not entitled to be indemniﬁed by the Company and upon such terms and conditions, if any, as the Company deems appropriate.

MEETINGS OF THE BOARD OF DIRECTORS

49.	BOARD MEETINGS
49.1	The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees ﬁt. A resolution put to the vote at a meeting of the Board shall be carried by the aﬃrmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail.
49.2	Each Director, irrespective of class, has the same voting rights.
50.	NOTICE OF BOARD MEETINGS
50.1	A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Board. Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director orally (including in person or by telephone) or otherwise communicated or sent to such Director by post, electronic means or other mode of representing words in a visible form at such Director's last known address or in accordance with any other instructions given by such Director to the Company for this purpose.
51.	ELECTRONIC PARTICIPATION IN MEETINGS
51.1	Directors may participate in any meeting by such telephonic, electronic or other communication facilities or means (including, without limiting the generality of the foregoing, by telephone, or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.
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52.	REPRESENTATION OF A CORPORATE DIRECTOR
52.1	A Director which is a corporation may, by written instrument, authorise such person or persons as it thinks ﬁt to act as its representative at any meeting and any person so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person represents as that corporation could exercise if it were an individual Director, and that Director shall be deemed to be present in person at any such meeting attended by its authorised representative or representatives.
52.2	Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he thinks ﬁt as to the right of any person to attend and vote at Board meetings on behalf of a corporation which is a Director.
53.	QUORUM AT BOARD MEETINGS
53.1	The quorum necessary for the transaction of business at a meeting of the Board shall be two Directors, or such greater number of Directors as the Board may from time to time determine, provided that if there is only one Director for the time being in oﬃce the quorum shall be one.
54.	BOARD TO CONTINUE IN THE EVENT OF VACANCY
54.1	The Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below the number ﬁxed by these Bye-laws as the quorum necessary for the transaction of business at meetings of the Board, the continuing Directors or Director may act for the purpose of (i) summoning a general meeting; or (ii) preserving the assets of the Company.
55.	CHAIRMAN TO PRESIDE
55.1	Unless otherwise agreed by a majority of the Directors attending, the chairman, if there be one, and if not, the president, if there be one, and if not, the vice president, if there be one, shall act as chairman at all meetings of the Board at which such person is present. In their absence a chairman shall be appointed or elected by the Directors present at the meeting.
56.	WRITTEN RESOLUTIONS
56.1	A resolution executed by (or in the case of a Director that is a corporation, on behalf of) all the Directors, which may be in counterparts, shall be as valid as if it had been passed at a meeting of the Board duly called and constituted, such resolution to be eﬀective when the resolution is executed by (or in the case of a Director that is a corporation, on behalf of) the last Director.
57.	VALIDITY OF PRIOR ACTS
57.1	All acts done in good faith by the Board or by any committee or by any person acting as a Director or member of a committee or any person authorized by the Board or any committee shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any member of the Board or such committee or person acting as aforesaid or that they or any of them were disqualiﬁed or had vacated their oﬃce, be as valid as if every such person had been duly appointed and was qualiﬁed and had continued to be a Director, member of such committee or person so authorized.
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57.2	No regulation or alteration to these Bye-laws made by the Company in a general meeting shall invalidate any prior act of the Board or by any committee or by any person acting as a Director or member of a committee or any person duly authorised by the Board or any committee which would have been valid if that regulation or alteration had not been made.

CORPORATE RECORDS

58.	MINUTES
58.1	The Board shall cause minutes to be duly entered in books provided for the purpose:
(a)	of all elections and appointments of Oﬃcers;
(b)	of the names of the Directors present at each meeting of the Board and of any committee appointed by the Board; and
(c)	of all resolutions and proceedings of general meetings of the Shareholders, meetings of the Board, and meetings of committees appointed by the Board.
59.	PLACE WHERE CORPORATE RECORDS KEPT
59.1	Minutes prepared in accordance with the Companies Act and these Bye-laws shall be kept at the Registered Oﬃce.
60.	FORM AND USE OF SEAL
60.1	The Company may adopt a seal in such form as the Board may determine. The Board may adopt one or more duplicate seals for use in or outside Bermuda.
60.2	A seal may, but need not, be aﬃxed to any deed, instrument, share certiﬁcate or document, and if the seal is to be aﬃxed thereto, it shall be attested by the signature of (i) any Director, or (ii) any Oﬃcer, or (iii) the Secretary, or (iv) any person authorised by the Board for that purpose.
60.3	A Resident Representative may, but need not, aﬃx the seal of the Company to certify the authenticity of any copies of documents.

ACCOUNTS

61.	RECORDS OF ACCOUNT
61.1	The Board shall cause to be kept proper records of account with respect to all transactions of the Company and in particular with respect to:
(a)	all amounts of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;
(b)	all sales and purchases of goods by the Company; and
(c)	all assets and liabilities of the Company.
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61.2	Such records of account shall be kept at the Registered Oﬃce, or subject to the Companies Act, at such other place as the Board thinks ﬁt and shall be available for inspection by the Directors during normal business hours.
62.	FINANCIAL YEAR END
62.1	The ﬁnancial year end of the Company may be determined by resolution of the Board and failing such resolution shall be 31 December in each year.
63.	ANNUAL AUDIT
63.1	Subject to any rights to waive laying of accounts or appointment of an Auditor pursuant to the Companies Act, the accounts of the Company shall be audited at least once in every year.
64.	APPOINTMENT OF AUDITOR
64.1	Subject to the Companies Act, the Shareholders shall, at each annual general meeting, appoint an auditor to the Company to hold oﬃce until the end of the next annual general meeting.
64.2	The Auditor may be a Shareholder but no Director, Oﬃcer or employee of the Company shall, during his continuance in oﬃce, be eligible to act as an Auditor of the Company.
65.	REMUNERATION OF AUDITOR
65.1	The remuneration of an Auditor appointed by the Shareholders shall be ﬁxed by the Company in general meeting or in such manner as the Shareholders may determine.
65.2	The remuneration of an Auditor appointed by the Board to ﬁll a casual vacancy in accordance with these Bye-laws shall be ﬁxed by the Board.
66.	DUTIES OF AUDITOR
66.1	The ﬁnancial statements provided for by these Bye-laws shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards.
66.2	The generally accepted auditing standards referred to in this Bye-law may be those of a country or jurisdiction other than Bermuda or such other generally accepted auditing standards as may be provided for in the Companies Act. If so, the ﬁnancial statements and the report of the Auditor shall identify the generally accepted auditing standards used.
67.	ACCESS TO RECORD
67.1	The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto, and the Auditor may call on the Directors or Oﬃcers of the Company for any information in their possession relating to the books or aﬀairs of the Company.
68.	FINANCIAL STATEMENTS
68.1	Subject to the following Bye-law, the annual ﬁnancial statements and/or the auditor’s report as required by the Companies Act shall:
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(a)	be laid before the Shareholders at the annual general meeting; or
(b)	be received, accepted, adopted, approved or otherwise acknowledged by the Shareholders by written resolution passed in accordance with these Bye-laws; or
(c)	in circumstances where the Company has elected to dispense with the holding of an annual general meeting, be made available to the Shareholders in accordance with the Companies Act in such manner as the Board shall determine.
68.2	If all Shareholders and Directors shall agree, either in writing or at a meeting, that in respect of a particular interval no ﬁnancial statements and/or auditor’s report thereon need be made available to the Shareholders, and/or that no auditor shall be appointed then there shall be no obligation on the Company to do so.
69.	DISTRIBUTION OF AUDITOR'S REPORT
69.1	The report of the Auditor shall be submitted to the Shareholders in a general meeting.
70.	VACANCY IN THE OFFICE OF AUDITOR
70.1	The Board may ﬁll any casual vacancy in the oﬃce of the Auditor.

VOLUNTARY WINDING UP AND DISSOLUTION

71.	WINDING UP
71.1	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution, divide amongst the Shareholders in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or diﬀerent classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in the trustees upon such trusts for the beneﬁt of the Shareholders as the liquidator shall think ﬁt, but so that no Shareholder shall be compelled to accept any shares or other securities or assets whereon there is any liability.

CHANGES TO CONSTITUTION

72.	CHANGES TO BYE-LAWS
72.1	Subject to Bye-laws 72.1, 72.3 and 72.4, no Bye-law may be rescinded, altered or amended and no new Bye-law may be made save in accordance with the Companies Act and until the same has been approved by a resolution of the Board and by an Ordinary Resolution.
72.2	Notwithstanding the foregoing (and subject to Bye-law 72.3), Bye-law 2.3, Bye-law 2.4, Bye-law 2.5,

Bye-law 37, Bye-law 40.2, Bye-law 49.2, Bye-law 71, this Bye-law 72 and Bye-law 74 may not be rescinded, altered or amended until the same has been approved by a resolution of the Board and by

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a Special Resolution.

72.3	At any time when, and for so long as, the Company is listed on the Exchange, any proposed amendment to the provisions in these Bye-laws that relate to the following Shareholder protections:
(a)	the requirement that the Company must hold an annual general meeting of Shareholders and the timing requirements for annual general meetings of Shareholders must comply with the requirements of the Exchange;
(b)	the requirement that shares shall not be issued until the consideration for the share is fully paid in money or in property or past services (including a deﬁnition of “property” that is substantially similar to Section 25(5) of the Canada Business Corporations Act);
(c)	the prohibition on the issuance of shares for consideration in the form of promissory notes and/or services to be performed;
(d)	the requirement that shares of the Company if issued for consideration other than money be issued for consideration which is not less in value than the fair equivalent of the money that the Company would have received if it issued such shares for money and a provision for recourse against the Board if it fails to do so;
(e)	the requirement that each Director, irrespective of class, has the same voting rights; and
(f)	the requirement that all shares of the Company be fully paid and non-assessable,

must in order to be eﬀective be approved by the Shareholders and by the same threshold as would be required under the Canada Business Corporations Act.

72.4	For long as the Company is listed on any Exchange, the Company will not amend, alter or rescind any Bye-Law without the prior written approval of the applicable Exchange.
73.	CHANGES TO MEMORANDUM OF ASSOCIATION
73.1	No alteration or amendment to the Memorandum of Association may be made save in accordance with the Companies Act and until same has been approved by a resolution of the Board and by a Special Resolution.
73.1	For long as the Company is listed on any Exchange, the Company will not alter or amend the Memorandum of Association without the prior written approval of the applicable Exchange.

MISCELLANEOUS

74.	DISSENT RIGHTS
74.1	A holder of shares of any class of the Company may dissent if the Company resolves to:
(a)	amend these Bye-laws to add, change or remove any provisions restricting or constraining the issue or transfer of shares of the Company;
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(b)	amend its Memorandum of Association to add, change or remove any restrictions on the business or businesses that the Company may carry on;
(c)	amalgamate with another company (other than a subsidiary of the Company);
(d)	be continued under the laws of a jurisdiction outside of Bermuda; or
(e)	sell, lease or exchange all or substantially all its property.
74.2	A holder of shares of any class or series of shares entitled to vote under Bye-law 12.1, may dissent if the Company resolves to amend, alter or abrogate all or any of the special rights attached to such class of shares.
74.3	In addition to any other right the Shareholder may have, but subject to Bye-law 74.20, a Shareholder entitled to dissent under this Bye-law 74 and who complies with this Bye-law 74 is entitled to be paid by the Company the fair value of the shares held by the Shareholder in respect of which the Shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the Shareholder dissents was adopted.
74.4	A dissenting Shareholder may only claim under this Bye-law 74 with respect to all the shares of a class held by the Shareholder or on behalf of any one beneﬁcial owner and registered in the name of the dissenting Shareholder.
74.5	A dissenting Shareholder shall send to the Company a written objection to a resolution referred to in Bye-laws 74.1 or 74.2:
(a)	at or before any meeting of Shareholders at which the resolution is to be voted on, provided that if such resolution is not adopted at such meeting the dissenting Shareholder's written objection shall be deemed to have been withdrawn; or
(b)	if the Company did not send notice to the Shareholder of the purpose of the meeting or of the Shareholder's right to dissent, within a reasonable time after the Shareholder learns that the resolution was adopted and of the Shareholder's right to dissent.
74.6	An application may be made to the Court after the adoption of a resolution referred to in Bye-laws

74.1 or 74.2:

(a)	by the Company; or
(b)	by a Shareholder if the Shareholder has sent an objection to the Company under Bye-law 74.5,

to ﬁx the fair value in accordance with Bye-law 74.3 of the shares of a Shareholder who dissents under this Bye-law 74.

74.7	If an application is made under Bye-law 74.6, the Company shall, unless the Court otherwise orders, send to each dissenting Shareholder a written oﬀer to pay the Shareholder an amount considered by the Directors to be the fair value of the shares.
74.8	Unless the Court otherwise orders, an oﬀer referred to in Bye-law 74.7 shall be sent to each dissenting Shareholder:
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(a)	at least 10 days before the date on which the application is returnable, if the Company is the applicant; or
(b)	within 10 days after the Company is served with a copy of the application, if a Shareholder is the applicant.
74.9	Every oﬀer made under Bye-law 74.7 shall:
(a)	be made on the same terms; and
(b)	contain or be accompanied with a statement showing how the fair value was determined.
74.10	A dissenting Shareholder may make an agreement with the Company for the purchase of the Shareholder's shares by the Company, in the amount of the Company's oﬀer under Bye-law 74.7 or otherwise, at any time before the Court pronounces an order ﬁxing the fair value of the shares.
74.11	A dissenting Shareholder:
(a)	is not required to give security for costs in respect of an application under Bye-law 74.6; and
(b)	except in special circumstances must not be required to pay the costs of the application or appraisal.
74.12	To the extent that the Court sees ﬁt, in connection with an application under Bye-law 74.6, the Court may give directions for:
(a)	joining as parties all dissenting Shareholders whose shares have not been purchased by the Company and for the representation of dissenting Shareholders who, in the opinion of the Court, are in need of representation;
(b)	the trial of issues and interlocutory matters, including pleadings and questioning;
(c)	the payment to the Shareholder of all or part of the sum oﬀered by the Company for the shares;
(d)	the deposit of the share certificates with the Court or with the Company or its transfer agent;
(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them;
(f)	the service of documents; and
(g)	the burden of proof on the parties.
74.13	On an application under Bye-law 74.6, the Court may, if it sees fit, make an order:
(a)	fixing the fair value of the shares in accordance with Bye-law 74.3 of all dissenting Shareholders who are parties to the application;
(b)	giving judgment in that amount against the Company and in favour of each of those dissenting Shareholders;
(c)	fixing the time within which the Company must pay that amount to a Shareholder; and
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(d)	fixing the time at which a dissenting Shareholder of an unlimited liability Company ceases to become liable for any new liability, act or default of the unlimited liability Company.
74.14	On:
(a)	the action approved by the resolution from which the Shareholder dissents becoming effective;
(b)	the making of an agreement under Bye-law 74.10 between the Company and the dissenting Shareholder as to the payment to be made by the Company for the Shareholder's shares, whether by the acceptance of the Company's offer under Bye-law 74.7 or otherwise; or
(c)	the pronouncement of an order under Bye-law 74.13,

whichever first occurs, the Shareholder ceases to have any rights as a Shareholder other than the right to be paid the fair value of the Shareholder's shares in the amount agreed to between the Company and the Shareholder or in the amount of the judgment, as the case may be.

74.15	Bye-law 74.14(a) does not apply to a Shareholder referred to in Bye-law 74.9(b).
74.16	Until one of the events mentioned in Bye-law 74.14 occurs:
(a)	the Shareholder may withdraw the Shareholder's dissent; or
(b)	the Company may rescind the resolution,

and in either event proceedings under this Bye-law 74 shall be discontinued.

74.17	The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting Shareholder, from the date on which the Shareholder ceases to have any rights as a Shareholder by reason of Bye-law 74.14 until the date of payment.
74.18	If Bye-law 74.20 applies, the Company shall, within 10 days after:
(a)	the pronouncement of an order under Bye-law 74.13; or
(b)	the making of an agreement between the Shareholder and the Company as to the payment to be made for the Shareholder's shares,

notify each dissenting Shareholder that it is unable lawfully to pay dissenting Shareholders for their shares.

74.19	Notwithstanding that a judgment has been given in favour of a dissenting Shareholder under Bye-law 74.13(b), if Bye-law 74.20 applies, the dissenting Shareholder, by written notice delivered to the Company within 30 days after receiving the notice under Bye-law 74.18, may withdraw the Shareholder's notice of objection, in which case the Company is deemed to consent to the withdrawal and the Shareholder is reinstated to the Shareholder's full rights as a Shareholder, failing which the Shareholder retains a status as a claimant against the Company, to be paid as soon as the Company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the Company but in priority to its Shareholders.
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74.20	A Company shall not make a payment to a dissenting Shareholder under this Bye-law 74 if there are reasonable grounds for believing that (a) the Company is or would after the payment be unable to pay its liabilities as they become due, (b) the realizable value of the Company’s assets would by reason of the payment be less than the aggregate of its liabilities, or (c) is otherwise prohibited to do so under the Companies Act.